UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (APRIL 1, 2002)

                                DIVERSINET CORP.

--------------------------------------------------------------------------------
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


1.   First  Quarter  Fiscal  2002  Results - Amended


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form  20-F  X               Form  40-F
           ---                         ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES          NO XXX
    ---         ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                     DIVERSINET CORP. - SEC FILE NO.0-23304
                                     --------------------------------------
                                                  (REGISTRANT)



DATE:  APRIL 1, 2002                 BY:  /s/  NAGY  MOUSTAFA
                                          --------------------------------------
                                          NAGY  MOUSTAFA, PRESIDENT & CEO

                         CONSOLIDATED  FINANCIAL
                         STATEMENTS


                         DIVERSINET  CORP.


                         For the Three Months Ended January 31,
                         2002
                         (Unaudited)

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

(Unaudited)


                                                JANUARY      October 31
                                                   2002            2001
                                                      $               $
------------------------------------------------------------------------

ASSETS
CURRENT
Cash and cash equivalents                       3,783,018     3,061,844
Short-term investments                                  -     3,087,680
Accounts receivable                               108,574       274,521
Other receivables                                  52,584        99,469
Prepaid expenses                                  419,291       596,105
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            4,363,467     7,119,619
------------------------------------------------------------------------
Capital assets, net                             2,384,064     2,496,738
------------------------------------------------------------------------
TOTAL ASSETS                                    6,747,531     9,616,357
========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                  679,425     1,191,117
Accrued liabilities                             1,690,388     2,329,269
Deferred revenue                                   50,548        43,843
------------------------------------------------------------------------
TOTAL LIABILITIES                               2,420,361     3,564,229
========================================================================

SHAREHOLDERS' EQUITY
Share capital                                  53,992,992    53,992,992
Contributed surplus                                97,500        97,500
Deficit                                       (49,763,322)  (48,038,364)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      4,327,170     6,052,128
========================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      6,747,531     9,616,357
========================================================================

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

Three months ended January 31, 2002
(Unaudited)

                                  THREE MONTHS JANUARY 31
                                        2002          2001
                                           $             $
-----------------------------------------------------------

REVENUE                              174,452       570,655
-----------------------------------------------------------

EXPENSES
Research and development             647,618     2,197,827
Sales and marketing                  431,591     2,353,586
General and administrative           736,452     1,172,424
Depreciation and amortization        121,876       623,419
-----------------------------------------------------------
                                   1,937,537     6,347,256
Loss before the following         (1,763,085)   (5,776,601)
Interest income                      (38,127)     (339,820)
===========================================================
LOSS FOR THE PERIOD               (1,724,958)   (5,436,781)
===========================================================

LOSS PER SHARE                         (0.07)        (0.21)
===========================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING         26,413,876    26,358,151
===========================================================


DEFICIT, BEGINNING OF PERIOD     (48,038,364)  (29,138,505)
Loss for the period               (1,724,958)   (5,436,781)
-----------------------------------------------------------
DEFICIT, END OF PERIOD           (49,763,322)  (34,575,286)
===========================================================

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]

Three months ended January 31, 2002
(Unaudited)


                                                         THREE       SIX MONTHS
                                                         MONTHS       APRIL 30
                                                       JANUARY 31
                                                             2002         2001
                                                                $            $
-------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                    (1,724,958)  (5,436,781)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                           121,876      623,419
  Changes in non-cash working capital
    items related to operations:
  Accounts receivable and other receivables               212,832      691,831
  Prepaid expenses                                        176,814     (561,646)
  Accounts payable and accrued liabilities             (1,150,573)    (352,367)
  Deferred Revenue                                          6,705       92,343
-------------------------------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES                     (2,357,304)  (4,943,201)
===============================================================================

FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash                      -       33,264
-------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                         -       33,264
===============================================================================

INVESTING ACTIVITIES
  Short-term investments                                3,087,680            -
  Additions to capital assets                              (9,202)    (475,765)
-------------------------------------------------------------------------------
 CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        3,078,478     (475,765)
===============================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DURING THE PERIOD                           721,174   (5,385,702)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF THE  PERIOD                              3,061,844   23,192,586
===============================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                                     3,783,018   17,806,884
===============================================================================

                                DIVERSINET CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
  (Amounts expressed in Canadian dollars)
    Three months ended January 31, 2002

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care.

1.  Basis  of  presentation:

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2001 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at January 31, 2002 and the statement of loss and deficient and cash flows for the three months ended January 31, 2002 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2001.

2.  Future  Operations:

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and /or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating actiivities. There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.  Interest in joint venture

On June 4, 2001, the Company entered into an agreement with an Asian company to estiblish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at January 31, 2002. There were no operations in the joint venture this quarter.

================================================================================
Prepaid expenses                                                        $  9,622
Capital assets                                                           523,138
--------------------------------------------------------------------------------
Total assets                                                            $532,760

================================================================================
Accounts payable                                                        $ 91,150
Accrued liabilities                                                       14,378
--------------------------------------------------------------------------------
Total liabilities                                                       $105,528
================================================================================


4.  Segmented  information
The Company operates in a single reportable operating segment, that being the sale of security software and related services. For all periods reported, significantly all the assets related to the Company's operations were located in Canada. In the three months ended January 31, 2002 and 2001, two and one customers respectively contributed in excess of 10% of total revenue for the period, although neither was the same customer as in the previous first quarter.

Revenue is attributable to geographic location based on the location of the customer, as follows:

                                                         THREE MONTHS JANUARY 31
                                                                  2002      2001
                                                                     $         $
================================================================================
Sales
    United States                                                 8,939  102,242
    Asia                                                         80,093  435,225
    Canada                                                       85,420    6,750
    Other                                                             -   26,438
                                                                174,452  570,655
================================================================================


5.  As  at  January  31,  2002,  the  following  were  outstanding:
Number of common shares                                               26,413,876
Number of common share options granted under the Company's stock
option plan                                                            3,541,506